EXHIBIT 99.1

Santo Blockchain Labs Mints 50 New NFTs SKULLYS(R) out of 2,000 on the Cardano Ecosystem

HO CHI MINH, VIETNAM / ACCESSWIRE / April 15, 2021 / Santo Mining Corp. dba Santo Blockchain Labs (OTC PINK:SANP) today announces that it has minted 50 news NFTs SKULLYS® out of 2,000 on the Cardano Ecosystem.  The company will be minting a total of 2,000 SKULLYS® NFTs on the Cardano Ecosystem in the next 30 days.  All of the sales of the SKULLYS® NFTs will be paid directly to the SANTO Cardano Staking Pool "Pool ID: pool1s7eglqwzl84xgvpr4pptylcgqhkjr4xk8d6y3k22plu3sagms25" "Ticker Symbol: SANP", these funds will be used to increase the pool pledge to increase the rewards to our Cardano Stake Holders.  The Company will also be gifting one SKULLYS® NFT each to the first 200 Cardano Stake Holders.  As the Cardano Ecosystem continues to grow, the Company will be introducing its A.R.R. (Accept, Relinquish & Reward) software to the SKULLYS® NFTs.  The vision of A.R.R. is to develop an XR eXtended Reality reward base coupon entertainment system, where owners of the SKULLYS® NFTs can interact via scavenging hunts, battles between NFTs, prizes, and engagement with retail outlets all while earning rewards and increasing the value of there NFTs.

https://cardanoscan.io/transaction/d4cc6f84817e5ab7c7de43a962fe112b0102b3fe72c0dc940ffdf2d6504f40fc?tab=tokenmint

NFT MARKET INDUSTRY

As per Forbes; in their article date March 29, 2021, titled "NFT Market Rages On: NFTs Market Cap Grow 1,785% In 2021 As Demand Explodes" The demand for NFTs is continuing to surge and the NFT market is showing no signs of slowing down. Year-to-date, within less than three months, the combined market cap of major NFT projects has increased by 1,785%.  Most of Beeple’s NFTs are selling out instantly, with the most high-profile NFT being sold for nearly $70 million, and celebrities are jumping into the NFT hype by releasing their own flagship NFTs. This explosive trend involving NFTs have led the sales volume of NFT marketplaces to skyrocket, alongside the valuations of NFT-related tokens.

SKULLYS®

https://skullys.io/ From the depths of the ocean inside Davy Jones' Locker, we have come to pillage booty. You can collect us, earn ADA and sell us for more ADA Coins on our very own Port of Call Nassau's Marketplace. Each SKULLY® is a unique NFT digital collectible with a specially embedded pirate code we created - A.R.R. (Accept, Relinquish, Reward), allowing for the accumulation of treasures and making each unique collectible grow in value.

SANTO BLOCKCHAIN LABS

SANTO www.sanp.us is a publicly traded company (OTC:SANP) on the OTCMarkets. The company focuses on the development of blockchain smart digital contracts, non-fungible tokens NFTs, digital to physical assets tokenization, and IoT internet of things for everyday life.. The Company also operates a website at https://santopool.com (ADAPOOL Ticker: SANP) and provides cryptocurrency staking service to potential Cardano (ADA) delegators. Through its 100% owned subsidiary SAITEC Technology & Development Joint Stock Company in Ho Chi Minh City, VietNam, the company leverages its highly efficient software engineers. VietNam is currently known as the Silicon Valley of South Asia.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this presentation are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments, and business strategies. These forward-looking statements may be identified by the use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "will" and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. Although we believe that our plans, intentions, and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions, or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected or may prove unachievable.

The Company's business and prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies working with new and rapidly evolving technologies such as blockchain. These risks include, but are not limited to, an inability to create a viable product and risks related to the issuance of tokens. The Company cannot assure you that it will succeed in addressing these risks, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and prospects. There can be no assurance as to whether or when (if ever) the Company will achieve profitability or liquidity.

The forward-looking statements included in this press release are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as otherwise required by law.

CONTACT:

Franjose Yglesias

Santo Mining Corp

+1 877-726-8668

info@sanp.us

SOURCE: Santo Mining Corporation